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                        1934 Act Registration No. 1-14700

                             SECURITIES AND EXCHANGE
                                   COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                              No. 8, Li-Hsin Rd. 6,
                         Science-Based Industrial Park,
                                Hsin-Chu, Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X                   Form 40-F _____
               -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes _____                       No   X
                                        -----

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Taiwan Semiconductor Manufacturing Company Ltd.

Date: December 11, 2003          By /s/ Lora Ho
                                   -----------------------------------
                                   Lora Ho
                                   Vice President & Chief Financial Officer

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    December 10 Earthquake Not Expected to Impact TSMC December Wafer Output

            Fourth Quarter Sales On Track to Achieve Historical High



                    Issued by: Taiwan Semiconductor Manufacturing Company Ltd. Issued on: 2003/12/11



Hsinchu, Taiwan, December 11, 2003 - Taiwan Semiconductor Manufacturing Company Ltd. ("TSMC" or "the Company") (NYSE: TSM) indicated today that an earthquake that occurred near Taitung on the afternoon of December 10 had no impact on TSMC fabs in the Hsin-Chu Science Park and only temporarily halted operations at Fab 6 in Tainan Science Park. Fab 6 operations resumed normal production after a thorough equipment check. The Company notes that overall wafer output in December will not be impacted by the earthquake.

Separately, TSMC reaffirmed that the Company's fourth quarter 2003 guidance may be slightly better than advised in the Company's October 28, 2003 investor conference call. There is a good possibility that TSMC's fourth quarter sales revenue will mark a historical record high.